One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax
Scott A. Samuels | 617 348 1798 | sasamuels@mintz.com	www.mintz.com
January 10, 2006
Via Edgar and Overnight Mail
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attn: Filing Desk

Re:	Altus Pharmaceuticals Inc.
Registration Statement on Form S-1
Registration No. 333-129037
Ladies and Gentlemen:
     On behalf of Altus Pharmaceuticals Inc. (“Altus” or the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) a proposed response to comments contained in the letter dated January 5, 2006 from Jeffrey Riedler of the Staff (the “Staff”) of the Commission’s Division of Corporation Finance to Sheldon Berkle, the Company’s President and Chief Executive Officer, with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), initially filed with the Commission on October 17, 2005 and amended on November 2, 2005, November 30, 2005, and December 27, 2005.
     As requested, the comment and proposed response set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
     We are delivering one courtesy copy of this letter to each of Gregory Belliston, James Peklenk, James Atkinson and Mr. Riedler of the Commission.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston | Washington | Reston | New York | Stamford | Los Angeles | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 10, 2006

Financial Statements, page F-1
2. Summary of Significant Accounting Policies, page F-8
Revenue Recognition, page F-10
Comment:
1. Refer to your response to comment 12. Please revise your disclosure related to the use of costs to clearly indicate why the use of direct costs as a surrogate measure of performance is appropriate.
Response:
     We intend to revise the prospectus to include the following disclosure in the section of the prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates” under the caption “Revenue”:

For the purpose of recognizing revenue, we use an input based measure, specifically direct costs, to determine proportional performance under our collaboration agreements because we believe that for our current agreements the use of an input measure is a more accurate representation of proportional performance than an output based measure, such as milestones. We also believe that the direct cost method most closely reflects the level of effort related to our research and development collaborations. While we have considered using an output based measure, we believe that such an approach would accelerate the recognition of revenue and result in reported revenue that would be disproportionate to the progress made in the earlier stages of development of ALTU-135, where the product development risk is highest, as well as the level of effort over the life of the agreements.

We also intend to revise the prospectus to include the following disclosure on page F-10 under the caption “Revenue Recognition”:

The Company uses an input based measure, specifically direct costs, to determine proportional performance, because, for its current agreements, the use of an input measure is a more accurate representation of proportional performance than an output based measure, such as milestones. The direct cost method most closely reflects the level of effort related to the Company’s research and development collaborations.

* * *
     We hope that the above response will be acceptable to the Staff. Please do not hesitate to call Jonathan Kravetz or me at (617) 542-6000 with any questions regarding this letter. We thank you for your time and attention.

Very truly yours,
/s/ Scott A. Samuels

Scott A. Samuels

SAS:ema
Enclosure

cc:	Securities and Exchange Commission Gregory S. Belliston, Esq. Mr. James Peklenk Mr. James Atkinson Jeffrey Riedler, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
January 10, 2006

Altus Pharmaceuticals Inc.
Mr. Sheldon Berkle
Mr. Jonathan I. Lieber
Richard D. Forrest, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jonathan L. Kravetz, Esq.
Megan N. Gates, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
David E. Redlick, Esq.
Peter N. Handrinos, Esq.
Deloitte & Touche LLP
Mr. David A. Lemoine
Mr. Douglas Hardesty